UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

Commission file number 001-13913

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN
(Full title of the Plan)

WADDELL & REED FINANCIAL, INC.
6300 Lamar Avenue
Overland Park, Kansas  66202
913-236-2000
(Name of issuer of securities held pursuant to the Plan)

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Financial Statements and Schedule

December 31, 2006 and 2005

(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Plan Administrators
Waddell & Reed Financial, Inc.
    401(k) and Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Kansas City, Missouri
June 26, 2007

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Investments (note 3)	$103,868,769	88,802,790
Contributions receivable from participants	178,414	183,961
Contributions receivable from participating employers	276,072	242,009
Net assets available for benefits	$104,323,255	89,228,760

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

	2006	2005
Investment income:
Dividends — stock	$203,473	215,527
Dividends — mutual funds	5,868,578	2,719,350
Net appreciation of investments (note 3)	6,214,376	5,169,305
Investment income	12,286,427	8,104,182
Contributions (note 4):
Participants	6,962,918	6,286,310
Employers	3,166,141	2,879,179
Participant rollovers	453,606	209,762
Total contributions	10,582,665	9,375,251
Benefits paid to participants	(7,774,597)	(12,930,561)
Net increase	15,094,495	4,548,872
Net assets available for benefits:
Beginning of year	89,228,760	84,679,888
End of year	$104,323,255	89,228,760

See accompanying notes to financial statements.

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)                     Description of Plan

The following brief description of the Waddell & Reed Financial, Inc. 401(k) and Thrift Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

(a)                      General

The Plan is a defined contribution plan covering substantially all employees of Waddell & Reed Financial, Inc. and subsidiaries who have 12 months of consecutive service and no less than 1,000 hours of service for Waddell & Reed Financial, Inc. or a subsidiary. The Plan complies with the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Plan administration is accomplished through a committee of three persons who have authority to arbitrate disputes and settle claims arising under the Plan.

(b)                      Contributions

Participants are allowed to make yearly pre-tax and after-tax contributions not to exceed a maximum of 92% of eligible earnings to the Plan. Each eligible participant is allowed to make “matched contributions” ranging from 1% to 5% of eligible earnings to the 401(k) and Roth 401(k) components of the Plan. The Plan also provides for a matching employer contribution of 100% of the first 3% of the participant’s contribution and a 50% match of the next 2% of the participant’s contributions. Participants can make “unmatched contributions” to the 401(k) and Roth 401(k) components of the Plan not to exceed eligible earnings less required social security tax withholdings. Each eligible participant can make “unmatched contributions” ranging from 1% to 6% of eligible earnings to the thrift component (after-tax) of the Plan.

Participants direct the investment of participant and employer matching contributions among investment options available under the Plan.

(c)                       Participant Accounts

Each participant’s account is credited with their contribution, the employer’s matching contribution, and Plan earnings on their participant and employer account balances. The benefit to which a participant is entitled is the benefit that can be provided from their vested account.

(d)                      Vesting

Participants vest immediately in their contributions, employer matching contributions and actual earnings thereon.

(e)                       Participant Loans

Participant loans are not permitted.

(f)                         Payment of Benefits

On termination of service due to death, disability or retirement, a participant is paid in a joint and 50% survivor annuity, unless the participant chooses a lump-sum distribution. For termination of service for any other reason, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) and present the net assets available for benefits and changes in those net assets of the Plan.

The Plan allows contributions to be invested in Waddell & Reed Financial, Inc. Class A common stock and certain mutual fund shares of (i) the Waddell & Reed Advisors Group of Mutual Funds and (ii) Ivy Funds, Inc. and the Ivy Funds trust (collectively, the “Ivy Funds”). Waddell and Reed Investment Management Company, a participating employer in the Plan, and Ivy Investment Management Company (formerly Waddell & Reed Ivy Investment Company) manage the Waddell & Reed Advisors Group of Mutual Funds and the Ivy Funds, respectively. Fiduciary Trust Company of New Hampshire serves as the trustee for the Plan.

The Plan had 1,442 and 1,444 participants at December 31, 2006 and 2005, respectively. At December 31, 2006, 263 of the 1,442 participants in the Plan are former employees who have elected not to withdraw from the Plan. At December 31, 2005, 251 of the 1,444 participants in the Plan are former employees who have elected not to withdraw from the Plan.

(b)                      Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)                       Investment Valuation and Income Recognition

The Plan’s investments in Torchmark Corporation common stock and Waddell & Reed Financial, Inc. Class A common stock are stated at fair value. The Plan’s investments in mutual fund shares are stated at net asset value. Quoted market prices are used to determine the fair value of investments as of December 31, 2006 and 2005.

Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

(d)                      Payment of Benefits

Benefits are recorded when paid. Administrative expenses are paid by the participating employers listed in note 4.

(3)                     Plan Investments

The following presents the number of shares and fair value of Torchmark Corporation common stock, Waddell & Reed Financial, Inc. Class A common stock, and mutual fund investments as of December 31, 2006 and 2005. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	Number
December 31, 2006	of shares	Fair value

Torchmark Corporation common stock	30,735	$1,959,663
Waddell & Reed Financial, Inc. Class A common stock	274,054	7,498,117
Cash	—	233,901

Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Asset Strategy	728,691	6,864,271
Waddell & Reed Advisors Cash Management	6,667,536	6,667,536
Waddell & Reed Advisors Core Investment	1,423,110	8,752,127
Waddell & Reed Advisors New Concepts	635,433	7,288,414
Waddell & Reed Advisors Science and Technology	648,056	7,510,974
Other Waddell & Reed Advisors Funds	4,176,458	32,768,141

Total Waddell & Reed Advisors Group of Mutual Funds shares		69,851,463

Ivy Funds shares (various funds)	1,225,425	24,325,625

Total investments		$103,868,769

	Number
December 31, 2005	of shares	Fair value

Torchmark Corporation common stock	33,790	$1,878,724
Waddell & Reed Financial, Inc. Class A common stock	306,754	6,432,631
Cash	—	230,190
Waddell & Reed Advisors Group of Mutual Funds shares:
Waddell & Reed Advisors Cash Management	5,135,000	5,135,000
Waddell & Reed Advisors Core Investment	1,480,307	9,103,891
Waddell & Reed Advisors New Concepts	734,616	7,706,120
Waddell & Reed Advisors Science and Technology	681,408	7,863,451
Waddell & Reed Advisors Small Cap	298,854	4,587,411
Waddell & Reed Advisors Vanguard	592,814	5,708,795
Other Waddell & Reed Advisors Funds	3,390,105	22,861,512

Total Waddell & Reed Advisors Group of Mutual Funds shares		62,966,180

Ivy Funds shares (various funds)	1,001,183	17,295,065

Total investments		$88,802,790

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated by $6,214,376 and $5,169,305, respectively, as follows:

	2006	2005
Torchmark Corporation common stock	$266,647	(70,723)
Waddell & Reed Financial, Inc. Class A common stock	1,839,672	(934,808)

Waddell & Reed Advisors Group of Mutual Funds:
Accumulative	489,834	383,186
Asset Strategy	(59,774)	443,632
Bond	(3,690)	(35,767)
Continental Income	34,376	5,680
Core Investment	114,291	790,540
Dividend Income	91,296	64,974
Energy	(24,866)	—
Global Bond	46,337	(8,018)
Government Securities	(13,893)	(28,471)
High Income	13,940	(65,287)
International Growth	857,272	600,340
Limited-Term Bond	414	(10,248)
New Concepts	663,900	956,683
Retirement Shares	30,681	96,455
Science and Technology	42,906	533,746
Small Cap	(320,071)	190,014
Value	170,966	(42,807)
Vanguard	(309,992)	526,480

Total Waddell & Reed Advisors Group of Mutual Funds	1,823,927	4,401,132

Ivy Funds:
Asset Strategy	152,321	84,595
Bond	81	(275)
Capital Appreciation	180	—
Core Equity	11,953	12,532
Cundill Global Value	86,228	207,458
European Opportunities	410,090	96,027
Global Natural Resources	442,590	458,776
High Income	6,795	(8,955)
International Balanced	54,293	(6,209)
International Growth	207,583	114,293
International Value	62,998	31,305
Large Cap Growth	35,186	119,393
Limited-Term Bond	294	(1,143)
Mid Cap Growth	39,113	52,714
Mortgage Securities	(103)	(2,781)
Pacific Opportunities	455,634	134,327
Real Estate Securities	233,277	48,960
Science and Technology	159,362	320,590
Small Cap Growth	(103,341)	179,022
Small Cap Value	29,596	(66,925)

Total Ivy Funds	2,284,130	1,773,704

Net appreciation	$6,214,376	5,169,305

(4)                     Contributions by Participants and Participating Employers

The contributions of participants and each participating employer for the years ended December 31 are as follows:

	2006		2005
	Participant	Employer	Participant	Employer
Waddell & Reed Financial, Inc.	$140,623	55,991	114,290	45,039
Waddell & Reed, Inc.	3,468,261	1,415,285	3,517,866	1,503,948
Waddell & Reed Investment
Management Company	1,173,703	566,643	1,059,609	511,213
Waddell & Reed Services Company	1,116,081	564,868	1,039,187	528,628
The Legend Group of Companies	393,966	200,014	343,675	175,010
Austin Calvert & Flavin, Inc.	131,631	71,971	211,683	115,341
Ivy Funds Distributor, Inc.	538,653	291,369	—	—
	$6,962,918	3,166,141	6,286,310	2,879,179

(5)                     Related Party Transactions

Plan investments include shares of mutual funds managed by Waddell & Reed Investment Management Company and Ivy Investment Management Company, as well as shares of Waddell & Reed Financial, Inc. Class A common stock. Waddell & Reed Financial, Inc. and its affiliates are the sponsors, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

(6)                     Plan Termination

Although it has not expressed any intent to do so, Waddell & Reed Financial, Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would immediately become fully vested in their employer contributions and Plan assets would be distributed.

(7)                     Tax Status

The Internal Revenue Service has determined and informed Waddell & Reed Financial, Inc. by a letter dated April 24, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel are not aware of any activity or transactions that would adversely affect the qualified status of the Plan.

(8)                     Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)                     Reconciliation of Financial Statements to Form 5500

At December 31, 2006 and 2005, certain participants whose account balances totaled $1,816 and $0, respectively, notified the Plan Administrator that they had elected to withdraw from the Plan.  However, the plan distribution was not made until the following plan year. These amounts are presented herein as a component of net assets in the accompanying financial statements, but are presented as liabilities of the Plan on Form 5500.

The following is a reconciliation of net assets available for Plan benefits from the financial statements to the Form 5500 at December 31, 2006 and 2005:

	2006	2005
Net assets available for Plan benefits per the financial statements	$104,323,255	89,228,760
Amounts allocated to withdrawing participants	(1,816)	—

Net assets available for Plan benefits per the Form 5500	$104,321,439	89,228,760

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005:

	2006	2005
Distributions to participants per the financial statements	$7,774,597	12,930,561
Add amounts allocated to withdrawing participants at end of year	1,816	—
Distributions paid to participants per the Form 5500	$7,776,413	12,930,561

Schedule 1

WADDELL & REED FINANCIAL, INC.
401(k) AND THRIFT PLAN

Schedule of Assets Held for Investment Purposes
December 31, 2006

	Identity of issuer, borrower,
	lessor, or similar party		Description of investment	Current value

	Cash	—	—	$ 233,901
	Torchmark Corporation	30,735	shares of common stock	1,959,663
*	Waddell & Reed Financial, Inc.	274,054	shares of Class A common stock	7,498,117

				9,691,681

*	Waddell & Reed Advisors Group of Mutual Funds	583,791	shares of Accumulative	4,454,327
*	Waddell & Reed Advisors Group of Mutual Funds	728,691	shares of Asset Strategy	6,864,271
*	Waddell & Reed Advisors Group of Mutual Funds	163,782	shares of Bond	1,000,709
*	Waddell & Reed Advisors Group of Mutual Funds	6,667,536	shares of Cash Management	6,667,536
*	Waddell & Reed Advisors Group of Mutual Funds	74,261	shares of Continental Income	590,377
*	Waddell & Reed Advisors Group of Mutual Funds	1,423,110	shares of Core Investment	8,752,127
*	Waddell & Reed Advisors Group of Mutual Funds	61,323	shares of Dividend Income	944,371
*	Waddell & Reed Advisors Group of Mutual Funds	95,734	shares of Energy	970,741
*	Waddell & Reed Advisors Group of Mutual Funds	1,004,921	shares of Global Bond	3,688,060
*	Waddell & Reed Advisors Group of Mutual Funds	295,388	shares of Government Securities	1,601,003
*	Waddell & Reed Advisors Group of Mutual Funds	182,427	shares of High Income	1,346,308
*	Waddell & Reed Advisors Group of Mutual Funds	524,841	shares of International Growth	4,912,508
*	Waddell & Reed Advisors Group of Mutual Funds	62,576	shares of Limited-Term Bond	623,260
*	Waddell & Reed Advisors Group of Mutual Funds	635,433	shares of New Concepts	7,288,414
*	Waddell & Reed Advisors Group of Mutual Funds	66,189	shares of Retirement Shares	553,344
*	Waddell & Reed Advisors Group of Mutual Funds	648,056	shares of Science and Technology	7,510,974
*	Waddell & Reed Advisors Group of Mutual Funds	316,947	shares of Small Cap	4,497,475
*	Waddell & Reed Advisors Group of Mutual Funds	181,779	shares of Value	2,461,289
*	Waddell & Reed Advisors Group of Mutual Funds	562,499	shares of Vanguard	5,124,369

	Total Waddell & Reed Advisors
	Group of Mutual Funds			69,851,463

*	Ivy Funds	81,806	shares of Asset Strategy	1,634,486
*	Ivy Funds	3,541	shares of Bond	36,899
*	Ivy Funds	18,622	shares of Capital Appreciation	183,240
*	Ivy Funds	16,373	shares of Core Equity	171,430
*	Ivy Funds	136,998	shares of Cundill Global Value	2,137,169
*	Ivy Funds	55,644	shares of European Opportunities	2,156,756
*	Ivy Funds	159,561	shares of Global Natural Resources	4,783,652
*	Ivy Funds	26,240	shares of High Income	230,389
*	Ivy Funds	34,265	shares of International Balance	570,165
*	Ivy Funds	37,676	shares of International Core Equity	643,121
*	Ivy Funds	32,113	shares of International Growth	1,071,294
*	Ivy Funds	85,676	shares of Large Cap Growth	1,004,978
*	Ivy Funds	11,727	shares of Limited-Term Bond	118,556
*	Ivy Funds	39,048	shares of Mid Cap Growth	500,593
*	Ivy Funds	19,073	shares of Mortgage Securities	201,599
*	Ivy Funds	154,041	shares of Pacific Opportunities	2,597,124
*	Ivy Funds	58,107	shares of Real Estate Securities	1,480,568
*	Ivy Funds	82,087	shares of Science and Technology	2,326,334
*	Ivy Funds	137,009	shares of Small Cap Growth	1,901,684
*	Ivy Funds	35,818	shares of Small Cap Value	575,588

	Total Ivy Funds			24,325,625

	Total investments			$103,868,769

* Indicates party-in interest investment.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Overland Park, State of Kansas, on June 28, 2007.

WADDELL & REED FINANCIAL, INC.
401(K) AND THRIFT PLAN

By:	/s/ Daniel P. Connealy
Daniel P. Connealy, Member
Administrative Committee

By:	/s/ Michael D. Strohm
Michael D. Strohm, Member
Administrative Committee

By:	/s/ William D. Howey, Jr.
William D. Howey, Jr., Member
Administrative Committee